1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE

COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No.8 Li-Hsin Rd. 6,

Science Park

Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F V	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 28, 2003	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer

Taiwan Semiconductor Reports 29% Increase in

Sequential EPS Driven by 10% Higher Revenue

Hsin-Chu, Taiwan, R.O.C., October 28, 2003 — Taiwan Semiconductor Manufacturing Company, Ltd. today announced revenues of NT$54.877 billion, net income of NT$15.169 billion and fully diluted earnings per share of NT$0.75 (US$0.11 per ADS unit) for the third quarter ended September 30, 2003.

On a sequential basis, third quarter results represent a 9.9% increase in revenue, a 29.3% increase in net income and a 29.5% increase in fully diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

The increase in third quarter revenue resulted from a 12% increase in wafer shipments, a flat wafer average selling price (ASP), and a weaker U.S. dollar exchange rate. Gross Margin for the quarter improved significantly to 39.1% from 36.8% in the previous quarter due to higher utilization levels. Non-operating and Investment items also demonstrated improvement. Net Margin for the quarter improved to 27.6% from 23.5%.

Lora Ho, vice president and chief financial officer, said the Company’s key financial indicators — cash flow, liquidity, and debt coverage — remained healthy.

“Third quarter results of NT$54.9 billion in revenue marks a new record high for TSMC,” said Ho. “For three consecutive fiscal quarters TSMC has gained solid improvements in its operating results. The third quarter marks TSMC’s highest net income since first quarter of 2001. We expect the performance of the coming quarter to be in line with that of the third quarter.”

Ho also confirmed that key industry drivers such as outsourcing, capital efficiency requirements, and the increased complexity of advanced integrated circuits continue to strongly favor the foundry segment in general and TSMC in particular.

Ho said that, based upon the current business outlook, management’s expectations for the fourth quarter performance are:

•	Wafer shipments to grow by a mid to high single digit percentage point on a sequential basis;

•	ASP to decline slightly;

•	Revenues from advanced technologies to remain at about two–thirds of total wafer sale;

•	Overall utilization rate will be about 95 percent;

•	Demand to improve in the communications segment, but seasonally decline in the computer and consumer segments.

Ho said management also expects 2003 capital expenditure to approach US$1.2 billion.

October 28, 2003        Taiwan Semiconductor Manufacturing Company                Page 1 of 2

Conference Call & Webcast Notice:

TSMC’s quarterly review conference call will be held at 8 A.M. Eastern Time (9 P.M. Taiwan Time) on Thursday, October 28, 2003. The conference call will also be webcasted live on the Internet. Investors wishing to access the live webcast should visit TSMC’s web site at http://www.tsmc.com at least 15 minutes prior to the broadcast. Instructions will be provided on the website to facilitate the downloading and installation of necessary audio applications. Investors without Internet access may listen to the conference call, listening mode only, by dialing 1-303-262-2142 in the U.S. and 852-3009-3050 in other locations (Password: TSMC). An archived version of the webcast will be available on the TSMC web site for six months following the Company’s quarterly review conference call and webcast.

Profile

TSMC (TAIEX: 2330, NYSE: TSM)is the world’s largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and a joint-venture fab (SSMC). TSMC’s 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

Safe Harbor Notice:

The statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission (the “SEC”) on June 23, 2003, TSMC’s registration statement on Form F-3, filed with the SEC on October 21, 2003, and such other documents as TSMC may file with, or submit to, the SEC from time to time.

CONTACT IN TAIWAN

Julie Chan / Eric Chiang/ Elizabeth Sun

Investor Relations Division

TSMC

invest@tsmc.com

886-3-568- 2080/ 2087/ 2085

Corporate Headquarters:

Taiwan Semiconductor Manufacturing Company, Ltd.

Fab 12

No. 8, Lin Hsin Road 6,

Hsinchu Science Park,

Hsin-Chu 300,

Taiwan, R. O. C.

Tel: 886/3/563-6688

http://www.tsmc.com

October 28, 2003        Taiwan Semiconductor Manufacturing Company                Page 2 of 2

FOR IMMEDIATE RELEASE

3Q03 Quarterly Management Report October 28, 2003

CONTACT IN TAIWAN

Julie Chan / Eric Chiang / Elizabeth Sun

Investor Relations Division

TSMC

invest@tsmc.com

886-3-568-2080/ 2087/ 2085

Topics in This Report

•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

Operating Results Review:

Summary:

(Amount in NT$ Bn except for EPS)	3Q03	2Q03	3Q02	QoQ	YoY
EPS (NT$ per com. shr.)	0.75	0.58	0.15	29%	395%
(US$ per ADR unit)	0.11	0.08	0.02

Net Sales	54.88	49.92	39.84	10%	38%
Gross Profit	21.45	18.35	12.84	17%	67%
Operating Expense	(4.96)	(5.01)	(4.47)	(1)%	11%
Non-op Exp. & Investment	0.22	(0.77)	(2.34)	(147)%	(73)%
Net Income	15.17	11.73	3.16	29%	380%

Wafers Shipped (kpcs 8” -equiv.)	992	887	677	12%	47%
Capacity Utilization	98%	88%	84%

Remarks:

EPS of NT$0.75 for 3Q03 presents a 29% increase compared with 2Q03. The operating results of 3Q03 are summarized below:

Net sales grew 10% sequentially to NT$54.9 billion; resulting largely from higher wafer sales, as wafer shipments grew 12%, and wafer ASP remained flat.

Gross profit rose 17% sequentially to NT$21.4 billion largely as a result of higher utilization, and gross margin improved to 39.1% from 36.8% in 2Q03.

Operating expenses of NT$5.0 billion decreased 1% sequentially. Slightly lower selling and administrative overhead was the main reason behind the decrease. Research and development expenditures remained virtually flat at NT$3.1 billion.

Net gain from non-operating items and investments amounted to NT$220 million. This represents a NT$988 million improvement on a sequential basis, mainly reflecting improved operating performance by TSMC subsidiary/affiliates, a reduction in net interest expenses, capital gains from the disposal of equities from venture capital investments, as well as the absence of any significant write-off of obsolete fixed assets as we did in 2Q03.

Income before tax rose 33% sequentially to NT$16.7 billion. After NT$1.5 billion tax expense, TSMC’s 3Q03 net income increased 29% to NT$15.2 billion while net margin improved to 27.6%.

Taiwan Semiconductor Manufacturing Company, Ltd.

October 28, 2003	Page 2

I. Revenue Analysis:

I-1. Wafer Sales Analysis

By Application	3Q03	2Q03	3Q02
Computer	36%	43%	36%

Communication	36%	34%	34%

Consumer	21%	16%	22%

Industrial/Others	5%	5%	5%

Memory	2%	2%	3%

By Technology	3Q03	2Q03	3Q02
0.13um-	19%	17%	5%

0.15um	20%	21%	20%

0.18um	27%	24%	23%

0.25um	19%	20%	27%

0.35um	8%	9%	13%

0.50um+	7%	9%	12%

By Customer Type	3Q03	2Q03	3Q02
Fabless	73%	73%	64%

IDM	26%	26%	35%

System	1%	1%	1%

By Geography	3Q03	2Q03	3Q02
North America	76%	77%	76%

Asia Pacific	11%	12%	13%

Europe	5%	4%	5%

Japan	8%	7%	6%

Revenue Analysis:

Net sales of NT$54.9 billion was 10% higher than the NT$49.9 billion recorded in 2Q03. The growth in TSMC wafer sales was attributable to 12% higher wafer shipments, a flat average selling price in U.S. dollar terms, and was offset partially by a stronger NT dollars.

Consumer and Communication applications were the principal revenue drivers in the quarter. The decrease in demand for Computer applications resulted from customers’ digestion of inventory.

Revenue from advanced technology wafers amounted to 66% of the Company’s total wafer sales. Revenue from the 0.13um technology process increased to 19% of TSMC’s wafer sales this quarter, up from 17% in 2Q03.

Revenue from the Fabless and IDM segment remained unchanged from that in 2Q03, 73% and 26% respectively.

In terms of geography, the revenue mix was little changed from the previous quarter.

Revenue contributed by TSMC subsidiary/affiliates amounted to 11% (NT$5.763 billion) of net sales during the quarter versus 12% (NT$5.973 billion) in 2Q03.

ASP Trend

Average selling price in U.S. dollars was virtually flat compared to that of the previous quarter. The improvement in the product mix to the leading edge technologies was offset by the pricing pressure experienced at individual technology nodes.

Taiwan Semiconductor Manufacturing Company, Ltd.

October 28, 2003                                                                                                                                                                         Page 3

II. Utilization & Capacity

Utilization Rate:

Overall capacity utilization improved to 98% in the latest quarter from 88% in the second quarter. This increase reflected the sequential business improvement experienced in the third quarter.

II – 2. Capacity

FAB/(Wafer size)	3Q03(act.)	4Q03(est.)	2003(est.)

Fab-2 (6”)*	223	227	872

Fab-3 (8”)	203	213	810

Fab-5 (8”)	111	112	436

Fab-6 (8”)	172	183	679

Fab-7 (8”)	44	35	201

Fab-8 (8”)	178	189	698

Fab-12 (12”)*	28	40	108

TSMC-owned 8” -equivalent Kpcs	896	949	3,556

Wafer Tech (8”)	89	89	353

VIS (8”)	n.a.	n.a.	n.a.

SSMC (8”)	27	29	105

Total TSMC-Managed 8” -equivalent Kpcs	1,012	1,067	4,014

*	6”-wafer is converted into 8” -equivalent wafer by divided by 1.78;
12”-wafer	by multiplying 2.25

Capacity:

Total TSMC managed capacity in 3Q03 was 1,012k in terms of 8-inch equivalent wafers, representing a 2% sequential capacity growth.

Total TSMC managed capacity is expected to grow by more than 5% to 1,067k pcs in terms of 8-inch equivalent wafers in 4Q03. The increase in capacity is mainly for advanced technologies.

Taiwan Semiconductor Manufacturing Company, Ltd.

October 28, 2003

III. Profit & Expense Analysis

III - 1. Gross Profit Analysis

	3Q03	2Q03	3Q02	QoQ	YoY
(Amount: NT$ Bn)
COGS	33.4	31.6	27.0	6%	24%
Depreciation	14.0	14.0	13.3	0%	8%
Other MFG Cost	19.4	17.6	13.7	10%	19%

Gross Profit	21.4	18.4	12.8	17%	12%

Gross Margin
—TSMC	39%	37%	32%
—TSMC w/o affiliates	43%	41%	35%

Gross Profit Analysis:

Gross profit increased NT$3.1 billion to NT$21.4 billion. Gross margin improved to 39% from 37% in 2Q03. The increase in gross margin was primarily due to the increase in capacity utilization.

Excluding wafers manufactured by TSMC affiliates, the gross margin from TSMC’s manufacturing activities was 43%, up from 41% in the previous quarter.

III - 2. Operating Expense Analysis

	3Q03	2Q03	3Q02	QoQ	YoY
(Amount: NT$ Bn)
Total Op. Exp.	5.0	5.0	4.5	–1%	10%
Gen’l Admin.	1.6	1.6	1.5	3%	8%
Selling & Mkting	0.3	0.4	0.3	–25%	0%
R & D	3.1	3.1	2.7	0%	15%

Operating Expenses:

Operating expenses dropped 1% sequentially. General administration and selling & marketing expenses decreased 2% due to better cost control. Research and development expenditures remained virtually flat with continued development activities in 90nm and 65nm technologies and in 12-inch wafer manufacturing processes.

III - 3. Non-Operating Items & Investment

	3Q03	2Q03	3Q02	QoQ	YoY
(Amount: NT$ Bn)
Non-Operating Items	(0.1)	(1.6)	(0.5)	–91%	–72%
Net Int. Inc./(Exp.)	(0.2)	(0.3)	(0.3)	–37%	–44%
Other Non-Ops.	0.0	(1.3)	(0.2)	–102%	–114%

Invest. Inc./(Loss)	0.4	0.8	(1.8)	–56%	–120%
WaferTech*	0.3	0.2	(0.3)	45%	–195%
SSMC	0.1	(0.2)	(0.3)	–147%	–137%
Vanguard	0.1	0.0	(0.3)	183%	–133%
Misc.	(0.1)	0.8	(0.9)	–117%	–85%

*	Operation results only; does not include depreciation of impaired assets.

Non-Operating Items & Investment:

The sum of Non-operating Items and investments improved from a loss of NT$0.8 billion in 2Q03 to a gain of NT$0.3 billion in this quarter. The Non-operating losses shrank to NT$0.1 billion in the latest quarter reflecting a lower interest expense, absence of any significant write off of obsolete fixed assets, as we did in 2Q03. A gain of NT$0.4 billion was recorded from equity method investees, reflecting the general improvement of business operation at TSMC subsidiaries/affiliates, and net gains realized from disposal of equities from venture capital investments in the latest quarter.

Taiwan Semiconductor Manufacturing Company, Ltd.

October 28, 2003	Page 7

IV. Financial Condition Review

IV – 1. Liquidity Analysis

(Amount: NT$ Bn)	3Q03	2Q03	3Q02
Cash & S-T Investments	94.4	69.6	64.5
Accounts Receivable	25.0	25.0	17.9
Inventory	11.8	11.4	13.3
Total Current Assets	135.2	111.0	100.4

Accounts Payable	27.2	22.0	32.3
Total Current Liabilities	27.2	22.0	41.3

Current Ratio (x)	5.0	5.1	2.4

Net Working Capital	108.0	89.0	59.1

Liquidity Analysis:

Total current assets were NT$24.2 billion higher on a sequential basis, mainly attributable to higher levels of cash and short-term investments. The Company’s current ratio was 5.0x, slightly lower than the 5.1x in 2Q03.

Net working capital of NT$108.0 billion was NT$19.0 billion greater than that in the second quarter, reflecting stronger operating cash flows.

Receivable/Inventory Days Trend:

Turnover of receivables improved to the equivalent of 41 days revenue compared to 44 days experienced in the last quarter. The improvement was due to better management of collections during the quarter.

On a year-to-date basis, inventories amounted to an equivalent of 38 days of cost-of-goods-sold, representing a slight decrease of 39 days in the previous quarter.

IV – 3. Debt Service

(Amount NT$ Bn)	3Q03	2Q03	3Q02

Cash & S-T Investments	94.4	69.6	64.5

Total Debt	35.0	35.0	35.0

Net Cash Reserves	59.4	34.6	29.5

Debt Service:

Net cash reserves (the excess of cash and equivalents over interest-bearing debt) increased significantly by NT$24.8 billion to NT$59.4 billion in 3Q03, reflecting TSMC’s consistently strong operating cash flows.

Total debt remained unchanged at NT$35 billion.

Taiwan Semiconductor Manufacturing Company, Ltd.	Page 6

October 28, 2003

V. Cash Flow & Capex

V – 1. Cash Flow Analysis

(Amount: NT$ Bn)	3Q03	2Q03	3Q02
Net Income	15.2	11.7	3.2
Deprec. & Amort.	15.5	15.5	14.6
Other Op Sources/(Uses)	3.3	(4.1)	6.8
Total Op Sources/(Uses)	33.9	23.1	24.6

Net Investing Sources/(Uses)	(17.4)	(10.4)	(21.4)
Net Financing Sources/(Uses)	(0.4)	(13.7)	(5.1)

Net Cash Position Changes	16.2	(0.9)	(1.9)

Summary of Cash Flow:

During 3Q03, TSMC generated NT$33.9 billion operating cash inflow due mainly to a higher net income.

Net cash used in investing activities totaled NT$17.4 billion, including acquisitions of fixed assets in the amount of NT$8.2 billion and increases in short-term investments of NT$8.6 billion. Increases in short-term investments include purchases of government bonds of NT$5.6 billion and money market funds of NT$ 3.0 billion. Net financing Uses of NT$0.4 billion reflect the return of guarantee deposits to certain customers.

TSMC ended the quarter with NT$16.2 billion more cash and NT$8.6 billion more short-term investments than the previous quarter. In total, the cash & short-term investment was NT$24.8 billion higher sequentially.

Operating Cash Flow Trend:

Operating cash flow of NT$33.9 billion was 47% higher than in the previous quarter, largely due to a higher net income while depreciation remained virtually flat, partially offset by a net increase in working capital.

V – 3. Capital Expenditure

	3Q03	2Q03	3Q02
CapEx (NT$Bn)	8.2	7.2	19.6
CapEx (US$M)	238	206	562

2003 CapEx estimated to approach US$1.2 billion.

Capital Spending:

TSMC’s capital expenditures during the quarter totaled US$238 million, 15% higher than in the previous quarter. Most of the spending was for capacity ramp-up in Fab-12. For the first nine months of the year, the capital expenditures totaled US$706 million.

TSMC remains fully committed to providing capacity that meets both the fabrication and technological needs of its customers. The Company intends, however, to manage capacity in accordance with the strength of actual and sustainable demand so as to meet its return objectives for shareholders.

Taiwan Semiconductor Manufacturing Company, Ltd.

October 28, 2003	Page 7

VI. Recap of Recent Important Events & Announcements

•	TSMC Board Approved TSMC’s Sponsorship of Secondary Offering of Up to 100 Million ADSs by Philips (10/08)

•	TSMC Held its Topping Ceremony for Its Wholly Owned Fab in Shanghai, China (09/22)

•	TSMC Board Approved the Compensation Committee Charter to Further Strengthen Company’s Corporate Governance (09/02)

•	TSMC Board of Directors Approved TSMC’s 1H03 Financial Statements, and Ms. Lora Ho as Vice President and Chief Financial Officer of TSMC (09/02)

Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of September 30, 2003 and 2002

(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	Sep. 30, 2003			Sep. 30, 2002		YoY
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%
Cash	2,449	82,731	21.6	64,516	17.1	18,214	28.2
Short Term Investment	345	11,664	3.1	0	0.0	11,664	—
Accounts Receivable	739	24,967	6.5	17,904	4.7	7,063	39.4
Inventories	350	11,813	3.1	13,321	3.5	(1,508)	(11.3)
Other Current Assets	118	3,998	1.0	4,662	1.2	(665)	(14.3)

Total Current Assets	4,002	135,173	35.4	100,405	26.6	34,769	34.6

Long Term Investment	1,026	34,669	9.1	36,349	9.6	(1,680)	(4.6)

Fixed Assets	12,608	425,904	111.4	395,310	104.7	30,594	7.7
Less Accumulated Depreciation	(6,916)	(233,610)	(61.1)	(177,805)	(47.1)	(55,805)	31.4

Net Fixed Assets	5,693	192,294	50.3	217,505	57.6	(25,212)	(11.6)

Other Assets	594	20,055	5.2	23,184	6.1	(3,128)	(13.5)

Total Assets	11,314	382,191	100.0	377,443	100.0	4,749	1.3

LIABILITIES
Accounts Payable & Accrued Liabilities	805	27,187	7.1	32,347	8.6	(5,160)	(16.0)
Current Portion of Bonds Payable	0	0	0.0	9,000	2.4	(9,000)	(100.0)

Total Current Liabilities	805	27,187	7.1	41,347	11.0	(14,160)	(34.2)

Bonds Payable	1,036	35,000	9.2	35,000	9.3	0	0.0
Other Long Term Liabilities	208	7,033	1.8	7,488	2.0	(455)	(6.1)

Total Liabilities	2,049	69,220	18.1	83,835	22.2	(14,615)	(17.4)

SHAREHOLDERS' EQUITY
Capital Stock	6,000	202,666	53.0	199,229	52.8	3,437	1.7
Capital Surplus	1,683	56,847	14.9	57,005	15.1	(157)	(0.3)
Legal Reserve	616	20,802	5.4	18,641	4.9	2,161	11.6
Special Reserve	2	69	0.0	0	0.0	69	—
Retained Earnings	1,013	34,227	9.0	19,598	5.2	14,628	74.6
—Previous Year	88	2,970	0.8	541	0.1	2,430	449.2
—Current Year	925	31,256	8.2	19,058	5.0	12,199	64.0
Treasury Stock	(49)	(1,643)	(0.4)	(1,915)	(0.5)	271	(14.2)
Unrealized Loss on Long-term Investments	(0)	(2)	(0.0)	(69)	(0.0)	67	(96.5)
Cumulated Translation Adjustment	0	6	0.0	1,118	0.3	(1,112)	(99.5)

Total Equity	9,265	312,971	81.9	293,607	77.8	19,364	6.6

Total Liabilities & Shareholders' Equity	11,314	382,191	100.0	377,443	100.0	4,749	1.3

Note: (1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.78 per U.S. dollar as of September 30, 2003.

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the three Months Ended September 30, 2003 and 2002 and June 30, 2003

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)(1)

Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2003		% of Sales	3Q 2002(2) NTD	YoY Inc (Dec) %	3Q 2003		% of Sales	2Q 2003 NTD	QoQ Inc (Dec) %
	USD	NTD				USD	NTD
Net Sales	1,601	54,877	100.0	39,835	37.8	1,601	54,877	100.0	49,922	9.9
Cost of Sales	(975)	(33,430)	(60.9)	(27,000)	23.8	(975)	(33,430)	(60.9)	(31,571)	5.9

Gross Profit	626	21,447	39.1	12,835	67.1	626	21,447	39.1	18,351	16.9

Operating Expenses
General and Administrative Expenses	(47)	(1,614)	(2.9)	(1,524)	5.9	(47)	(1,614)	(2.9)	(1,563)	3.3
Selling and Marketing Expenses	(8)	(277)	(0.5)	(278)	(0.3)	(8)	(277)	(0.5)	(371)	(25.4)
Research and Development Expenses	(90)	(3,068)	(5.6)	(2,665)	15.1	(90)	(3,068)	(5.6)	(3,077)	(0.3)

Total Operating Expenses	(145)	(4,960)	(9.0)	(4,468)	11.0	(145)	(4,960)	(9.0)	(5,011)	(1.0)

Income from Operations	481	16,487	30.0	8,367	97.0	481	16,487	30.0	13,340	23.6

Net Non-operating Income (Expenses)	(4)	(141)	(0.3)	(516)	(72.7)	(4)	(141)	(0.3)	(1,578)	(91.1)
Investment Gain (Loss)	11	361	0.7	(1,821)	—	11	361	0.7	810	(55.4)

Income before Income Tax	488	16,708	30.4	6,030	177.1	488	16,708	30.4	12,572	32.9

Income Tax Credit (Expenses)	(45)	(1,539)	(2.8)	(2,870)	(46.4)	(45)	(1,539)	(2.8)	(842)	82.8

Net Income	443	15,169	27.6	3,160	380.0	443	15,169	27.6	11,730	29.3

Diluted Earnings Per Ordinary Share(3)	0.02	0.75		0.15	395.4	0.02	0.75		0.58	29.5

Earnings Per ADR(4)	0.11	3.72		0.75		0.11	3.72		2.87
Weighted Average Outstanding Shares (‘M)(5)		20,227		20,221			20,227		20,221

Note: (1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD34.27 per U.S. dollar for the third quarter of 2003.
(2)	Certain accounts in the financial statement for the three months ended September 30, 2002 have been reclassified to conform to the financial statements for the three months ended September 30, 2003.
(3)	EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.
(4)	1 ADR equals 5 ordinary shares.
(5)	Total weighted average outstanding shares were 20,226,848K shares for 3Q03 and 20,220,989K shares for 3Q02 after the retroactive adjustments for stock dividends and changes in treasury stocks. Similarly, adjustments were also made on total weighted average outstanding shares for 2Q03 (20,221,270K shares after adjustments).

Attachment C

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Nine Months Ended September 30, 2003 and 2002

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)(1)

Except for Per Share Amounts and Shares Outstanding)

	9 months ended Sep. 30
	2003 USD	2003 NTD	% of Sales	2002 NTD	YoY Inc(Dec) %
Net Sales	4,170	144,125	100.0	119,807	20.3
Cost of Sales	(2,718)	(93,940)	(65.2)	(78,522)	19.6

Gross Profit	1,452	50,184	34.8	41,285	21.6

Operating Expenses
General and Administrative Expenses	(132)	(4,573)	(3.2)	(3,984)	14.8
Selling and Marketing Expenses	(27)	(932)	(0.6)	(873)	6.8
Research and Development Expenses	(250)	(8,657)	(6.0)	(7,903)	9.6

Total Operating Expenses	(410)	(14,162)	(9.8)	(12,760)	11.0

Income from Operations	1,042	36,022	25.0	28,525	26.3

Net Non-operating Expenses	(64)	(2,218)	(1.5)	(936)	137.0
Investment Loss	(10)	(344)	(0.2)	(3,554)	(90.3)

Income before Income Tax	968	33,460	23.2	24,035	39.2

Income Tax Credit (Expenses)	(64)	(2,204)	(1.5)	(4,977)	(55.7)

Net Income	904	31,256	21.7	19,058	64.0

Diluted Earnings Per Ordinary Share(2)	0.04	1.54		0.93

Earnings Per ADR(3)	0.22	7.68		4.66
Weighted Average Outstanding Shares (’M)(4)		20,227		20,221

Note: (1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 34.56 per U.S. dollar for the nine months of 2003.
(2)	EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.
(3)	1 ADR equals 5 ordinary shares.
(4)	Total weighted average outstanding shares were 20,226,848K shares for the nine months ended September 30, 2003 and 20,220,989K shares for the nine months ended September 30, 2002 after the retroactive adjustments for stock dividends and changes in treasury stocks.

Attachment D

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2003 and 2002

(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	9 MTHS 2003		9 MTHS 2002
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	904	31,256	19,058
Depreciation & Amortization	1,339	46,291	41,541
Investment Loss Recognized by Equity Method	10	344	3,554
Loss on property, plant, equipment and idle assets	41	1,431
Loss (Gain) on sale of long-term investments	(2)	(66)	3
Deferred Tax on Investment Tax Credit	60	2,074	4,968
Changes in Working Capital & Others	(120)	(4,145)	1,245

Net Cash Provided from Operating Activities	2,233	77,185	70,368
Cash Flows from Investing Activities:
Increase in Short-Term Investments	(337)	(11,664)
Acquisition of Fixed Assets	(706)	(24,416)	(36,581)
Proceeds from Disposal of Properties	5	159	444
Decrease in Deposit out	7	256	194
Increase in Long-Term Investments	(30)	(1,051)	(9,025)
Proceeds from Sales of Long-Term Stock Investments	13	458	1
Increase in Deferred Assets	(52)	(1,792)	(2,996)
Decrease in Other assets	0	9	0

Net Cash Used in Investing Activities	(1,101)	(38,040)	(47,963)
Cash Flows from Financing Activities:
Increase (Decrease) in Bonds Payable	(116)	(4,000)	15,000
Increase (Decrease) in Guarantee Deposits & Others	(16)	(556)	(5,703)
Decrease in Preferred shares	(376)	(13,000)	0
Cash Dividend—Preferred Shares	(13)	(455)	(455)
Bonus paid to Directors and Supervisors	(2)	(59)	(134)

Net Cash Provided from (Used in) Financing Activities	(523)	(18,070)	8,708

Net Increase (Decrease) in Cash and Cash Equivalents	610	21,075	31,113

Cash and Cash Equivalents at Beginning of Period	1,784	61,657	33,404
Cash and Cash Equivalents at End of Period	2,394	82,732	64,517

Note:	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD34.56 per U.S. dollar, the same as the Balance Sheet Exchange Rate.

TSMC

2003 Third Quarter Results
Investor Conference

October 28th, 2003

Agenda

Welcome

3Q’03 Financial Results

Lora Ho

(unconsolidated)

Remarks

Morris Chang

Q&A

Safe Harbor Notice

TSMC’s statements of its current expectations are forward-
looking statements subject to significant risks and
uncertainties and actual results may differ materially from
those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F
filed with the United States Securities and Exchange
Commission (the “SEC”) on June 23, 2003, TSMC’s registration statement on Form F-3, filed with the SEC on October 21, 2003, and such other documents as TSMC may file with, or submit to, the SEC from time to time.

3Q 2003 Result Highlights

*  Calculated by dividing the wafers out by installed capacity.

    Starting from 1Q03, calculation excludes engineering wafers.

3Q'03

2Q'03

3Q'02

Amount:NT$Billion

Amount

Amount

Amount

Net Sales

54.88

49.92

39.84

Net Income

15.17

11.73

3.16

EPS (NT$)

0.75

0.58

0.15

Cash and S-T Investment

94.40

69.60

64.52

Interest-bearing Debt

35.00

35.00

44.00

Shareholders' Equity

312.97

298.26

293.61

Wafers Shipped (Kpcs)

992

887

677

Utilization (%) *

98%

88%

84%

3Q03 Income Statement -
QoQ Comparison

NT$Billion

Net Sales

49.1

100%

43.9

100%

COGS

(28.0)

-57%

(25.9)

-59%

Gross Profit

21.1

43%

18.1

41%

3Q'03

2Q'03

QOQ

Amount:NT$Billion

Amount

%

Amount

%

%

Net Sales

54.88

100%

49.92

100%

10%

COGS

(33.43)

-61%

(31.57)

-63%

6%

Gross Profit

21.45

39%

18.35

37%

17%

Operating Expense

(4.96)

-9%

(5.01)

-10%

-1%

Operating Income

16.49

30%

13.34

27%

24%

Net Non-operating Income (Exp.)

(0.14)

0%

(1.58)

-3%

-91%

Investment Income (Loss)

0.36

1%

0.81

2%

-55%

Income before Tax

16.71

30%

12.57

25%

33%

Income Tax Credit (Exp.)

(1.54)

-3%

(0.84)

-2%

83%

Net Income

15.17

28%

11.73

23%

29%

EPS (NT$)

0.75

0.58

2Q'03

3Q'03

TSMC w/o Affiliates

3Q03 Income Statement -
YoY Comparison

NT$Billion

Net Sales

49.1

100%

36.0

100%

COGS

(28.0)

-57%

(23.3)

-65%

Gross Profit

21.1

43%

12.6

35%

3Q'03

3Q'02

YOY

Amount:NT$Billion

Amount

%

Amount

%

%

Net Sales

54.88

100%

39.84

100%

38%

COGS

(33.43)

-61%

(27.00)

-68%

24%

Gross Profit

21.45

39%

12.84

32%

67%

Operating Expense

(4.96)

-9%

(4.47)

-11%

11%

Operating Income

16.49

30%

8.37

21%

97%

Net Non-operating Income (Exp.)

(0.14)

0%

(0.52)

-1%

-73%

Investment Income (Loss)

0.36

1%

(1.82)

-5%

-120%

Income before Tax

16.71

30%

6.03

15%

177%

Income Tax Credit (Exp.)

(1.54)

-3%

(2.87)

-7%

-46%

Net Income

15.17

28%

3.16

8%

380%

EPS (NT$)

0.75

0.15

3Q'02

3Q'03

TSMC w/o Affiliates

Balance Sheet & Key Ratios

*

*

*  Quarterly figures are calculated based on year-to-date numbers

Amount:NT$Billion

3Q'03

2Q'03

3Q'02

Balance Sheet

Amount

%

Amount

%

Amount

%

Cash & S-T Investment

94.4

25%

69.6

19%

64.5

17%

Accounts Receivable

25.0

7%

25.0

7%

17.9

5%

Inventory

11.8

3%

11.4

3%

13.3

4%

Current Asset

135.2

35%

111.0

31%

100.4

27%

Current Liability

27.2

7%

22.0

6%

41.3

11%

L-T Debt

35.0

9%

35.0

10%

35.0

9%

Equity

313.0

82%

298.3

82%

293.6

78%

Total Asset

382.2

100%

362.9

100%

377.4

100%

Key Ratios

41

44

42

38

39

45

Net Working Capital

108.0

89.0

59.1

5.0

5.1

2.4

A/R Turnover Days

Inventory Turnover Days

Current Ratio

Cash Flow

3Q'03

2Q'03

3Q'02

Amount:NT$Billion

From Operation

33.9

23.1

24.6

- Net Profit

15.2

11.7

3.2

- Depreciation & Amort.

15.5

15.5

14.7

From Investment

(17.4)

(10.4)

(21.4)

- Capital Expenditure

(8.2)

(7.2)

(19.6)

- S-T Investment

(8.6)

(3.1)

0.0

From Financing

(0.4)

(13.7)

(5.1)

- Redemptions of Preferred Stocks

0.0

(13.5)

0.0

Amount

Amount

Amount

Sales Breakdown by Technology

12

13

27

23

20

5

11

11

25

21

24

8

11

12

24

21

21

11

9

9

20

24

21

17

7

8

19

27

20

19

0%

25%

50%

75%

100%

3Q02

4Q02

1Q03

2Q03

3Q03

0.13u-

0.15u

0.18u

0.25u

0.35u

0.50u+

Sales Breakdown by Application

36

34

22

3

5

39

35

18

3

5

41

38

13

2

6

43

34

16

2

5

36

36

21

2

5

0%

25%

50%

75%

100%

3Q02

4Q02

1Q03

2Q03

3Q03

Computer

Comm.

Consumer

Memory

Others

Sales Breakdown by Geography

Note:   This chart does not reflect the actual shipment destination of sales.

76

13

5

6

76

14

5

5

76

13

5

6

77

12

4

7

76

11

5

8

0%

25%

50%

75%

100%

3Q02

4Q02

1Q03

2Q03

3Q03

US

Asia

Europe

Japan

Sales Breakdown by Customer

64

35

1

68

31

1

68

32

0

73

26

1

73

26

1

0%

25%

50%

75%

100%

3Q02

4Q02

1Q03

2Q03

3Q03

Fabless

IDM

System

Fab Utilization and ASP Trend

ASP/8” Equiv.*

(US$)

*   Average for all wafers; ASP varies by technology and wafer size.

**  Starting 1Q03 calculation of utilization rate excludes engineering wafers.

Out Utilization**

(%)

(RHS)

(LHS)

70

66

69

88

98

84

88

0

1,000

2,000

1Q02

2Q02

3Q02

4Q02

1Q03

2Q03

3Q03

0

50

100

Utilization

ASP

Installed Capacity by Fab

*    6”-wafer is converted into 8”-equivalent wafer by divided by 1.78.

**  12”-wafer is converted into 8”-equivalent wafer by multiplying 2.25.

*

**

FAB

Wafer Size

1Q03

2Q03

3Q03

4Q03(est.)

Total(est.)

Fab-2

6"

206

216

223

227

872

Fab-3

8"

193

202

203

213

810

Fab-5

8"

106

106

111

112

436

Fab-6

8"

154

170

172

183

679

Fab-7

8"

65

58

44

35

201

Fab-8

8"

161

170

178

189

697

Fab-12

12"

17

22

28

40

108

TSMC-owned

834

877

896

949

3,556

(8" Equivalent Kpcs)

Wafer Tech

8"

87

88

89

89

353

SSMC

8"

24

25

27

29

105

Total TSMC-Managed

945

990

1,012

1,067

4,014

(8" Equivalent Kpcs)

Capital Expenditure

*

*  US$ amount conversion is set at the rate of NT$34.56 per US$

1Q03

2Q03

3Q03

Year-to-date

CapEx (NT$Bn)

9.1

7.2

8.2

24.4

CapEx (US$M)

262

207

238

706

Recap of Recent Major Events

TSMC Board Approved TSMC’s Sponsorship of Secondary
Offering of up to 100 Million ADSs by Philips (10/08)

TSMC Held Its Topping Ceremony for Its Fab in Shanghai,
China (09/22)

TSMC Board Approved The Compensation Committee Charter
to Further Strengthen Company’s Corporate Governance (09/02)

TSMC Board of Directors Approved TSMC’s 1H03 Financial
Statements, and Ms. Lora Ho as Vice President and Chief
Financial Officer of TSMC (09/02)

http://www.tsmc.com

invest@tsmc.com

4Q03 Guidance

Wafer shipments to grow by a mid to high single digit percentage point on a sequential basis

ASP to decline slightly

Revenues from advanced technologies to remain at about two-
thirds of total wafer sales

Overall utilization rate to be about 95 percent

Demand to improve in the communications segment, but
seasonally decline in the computer and consumer segments

2003 CapEx expected to approach US$1.2 billion

http://www.tsmc.com

invest@tsmc.com